SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

03 NOV 18 AM 7:21

12 November 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03037505

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 11 November 2003 as published in the South China Morning Post in Hong Kong on 12 November 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

11/18

E:\cw\sa\ltr\SHPCL&SHMB-3Q2003.doc.6

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 11 NOVEMBER 2003.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA and a company listed on the Kuala Lumpur Stock Exchange, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2003 in Malaysia on 11 November 2003. The financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on the Kuala Lumpur Stock Exchange and in which SA has a 54.37% interest, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2003 in Malaysia on 11 November 2003. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003

	Three Months Ended		Nine Months Ended	
	30.9.2003	30.9.2002	30.9.2003	30.9.2002
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	**70,936**	**71,429**	**178,033**	**172,583**
Operating profit before exceptional items	13,766	12,545	20,321	12,870
Exceptional items	–	–	–	–
Operating profit after exceptional items	13,766	12,545	20,321	12,870
Interest expense	(1,778)	(1,465)	(5,234)	(3,359)
Interest income	17	19	29	65
Share of results of associated companies	(508)	(695)	(1,476)	(2,803)
Profit before taxation	**11,497**	**10,404**	**13,640**	**6,773**
Tax expense	(3,355)	(2,108)#	(6,757)	(4,392)#
Profit after taxation	**8,142**	**8,296#**	**6,883**	**2,381#**
Minority Interests	(594)	(59)#	(161)	29#
Net profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	**7,548**	**8,237#**	**6,722**	**2,410#**
Basic Earnings per Ordinary Share (sen)	1.72	1.87#	1.53	0.55#
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

Change in Accounting Policy

With effect from 1 January 2003, the SHMB Group changed its accounting policy with respect to the treatment of deferred taxation in order to conform with the requirements of Malaysian Accounting Standards Board ("MASB") Standard 25 - *Income Taxes, which has become effective for financial periods beginning on or after 1 July 2002. The adoption of MASB* Standard 25 - Income Taxes has been dealt with by way of a prior year adjustment, which has given rise to a reduction in shareholders' funds as at 31 December 2002 amounting to RM50.198 million. Consequently, the net tangible assets per share of the SHMB Group have reduced from RM2.71 to RM2.60 as at 31 December 2002. Certain comparative figures have been restated to take into account the requirements of MASB Standard 25 - Income Taxes.

\# The comparative figures have been restated to reflect the adoption of MASB Standard 25 - Income Taxes.

NA - not applicable

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37%) IN THE FINANCIAL RESULTS OF SHMB FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 11 November 2003